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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270. l 7f-2]

1. Investment Company Act File Number:				Date examination completed:

811- 03153				October 31, 2024
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA X
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Russell Investment Company
4. Address of principal executive office (number, street, city, state, zip code):

1301 2nd Avenue, 18th Floor, Seattle, Washington 98101

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule l 7f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SECis Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid 0MB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company is securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. B 3507. Responses to this collection of information will not be kept confidential.

Report of Independent Accountants

To the Board of Trustees of

Russell Investment Company

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Russell Investment Company (comprised of Conservative Strategy Fund, Moderate Strategy Fund, Balanced Strategy Fund, Growth Strategy Fund and Equity Growth Strategy Fund) (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of April 1, 2024. Russell Investment Company’s management is responsible for its assertion and the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 1, 2024, and with respect to agreement of security purchases and sales, for the period from October 31, 2023 (the date of our last examination), through April 1, 2024:

•	Confirmation of all securities held by the transfer agent;

•	Reconciliation of all such securities to the books and records of the Company and the transfer agent;

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management’s assertion that Russell Investment Company complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 1, 2024 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Russell Investment Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

October 24, 2024

PricewaterhouseCoopers LLP, 1420 Fifth Avenue, Suite 2800, Seattle, WA 98101-4043

T: (206) 398 3000, www.pwc.com/us

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Russell Investment Company (comprised of Conservative Strategy Fund, Moderate Strategy Fund, Balanced Strategy Fund, Growth Strategy Fund and Equity Growth Strategy Fund) (the Company), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 1, 2024, and from October 31, 2023 through April 1, 2024.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 1, 2024, and from October 31, 2023 through April 1, 2024, with respect to securities reflected in the investment account of the Company.

Russell Investment Company

/s/ Vernon Barback
Vernon Barback, President and Chief Executive Officer (Principal Executive Officer), Russell Investment Company

/s/ Kari Seabrands
Kari Seabrands, Treasurer, Chief Accounting Officer (Principal Accounting Officer) and Chief Financial Officer (Principal Financial Officer), Russell Investment Company

October 24, 2024

Report of Independent Accountants

To the Board of Trustees of

Russell Investment Company

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Russell Investment Company (comprised of Conservative Strategy Fund, Moderate Strategy Fund, Balanced Strategy Fund, Growth Strategy Fund and Equity Growth Strategy Fund) (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of July 8, 2024. Russell Investment Company’s management is responsible for its assertion and the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 8, 2024, and with respect to agreement of security purchases and sales, for the period from April 1, 2024 (the date of our last examination), through July 8, 2024:

•	Confirmation of all securities held by the transfer agent;

•	Reconciliation of all such securities to the books and records of the Company and the transfer agent;

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management’s assertion that Russell Investment Company complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 8, 2024 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Russell Investment Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

October 24, 2024

PricewaterhouseCoopers LLP, 1420 Fifth Avenue, Suite 2800, Seattle, WA 98101-4043

T: (206) 398 3000, www.pwc.com/us

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Russell Investment Company (comprised of Conservative Strategy Fund, Moderate Strategy Fund, Balanced Strategy Fund, Growth Strategy Fund and Equity Growth Strategy Fund) (the Company), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 8, 2024, and from April 1, 2024 through July 8, 2024.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 8, 2024, and from April 1, 2024 through July 8, 2024, with respect to securities reflected in the investment account of the Company.

Russell Investment Company

/s/ Vernon Barback
Vernon Barback, President and Chief Executive Officer (Principal Executive Officer), Russell Investment Company

/s/ Kari Seabrands
Kari Seabrands, Treasurer, Chief Accounting Officer (Principal Accounting Officer) and Chief Financial Officer (Principal Financial Officer), Russell Investment Company

October 24, 2024

Report of Independent Accountants

To the Board of Trustees of

Russell Investment Company

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Russell Investment Company (comprised of Conservative Strategy Fund, Moderate Strategy Fund, Balanced Strategy Fund, Growth Strategy Fund and Equity Growth Strategy Fund) (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of October 31, 2024. Russell Investment Company’s management is responsible for its assertion and the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2024, and with respect to agreement of security purchases and sales, for the period from July 8, 2024 (the date of our last examination), through October 31, 2024:

•	Confirmation of all securities held by the transfer agent;

•	Reconciliation of all such securities to the books and records of the Company and the transfer agent;

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management’s assertion that Russell Investment Company complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of

October 31, 2024 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Russell Investment Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

December 23, 2024

PricewaterhouseCoopers LLP, 1420 Fifth Avenue, Suite 2800, Seattle, WA 98101-4043

T: (206) 398 3000, www.pwc.com/us

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Russell Investment Company (comprised of Conservative Strategy Fund, Moderate Strategy Fund, Balanced Strategy Fund, Growth Strategy Fund and Equity Growth Strategy Fund) (the Company), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2024, and from July 8, 2024 through October 31, 2024.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2024, and from July 8, 2024 through October 31, 2024, with respect to securities reflected in the investment account of the Company.

Russell Investment Company

/s/ Vernon Barback
Vernon Barback, President and Chief Executive Officer (Principal Executive Officer), Russell Investment Company

/s/ Kari Seabrands
Kari Seabrands, Treasurer, Chief Accounting Officer (Principal Accounting Officer) and Chief Financial Officer (Principal Financial Officer), Russell Investment Company

December 23, 2024